FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              For February 25, 2003

                        Commission File Number: 000-29644

                                ARM HOLDINGS PLC

                 (Translation of registrant's name into English)

                                110 Fulbourn Road
                                Cambridge CB1 4NJ
                                     England

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F      X        Form 40-F
                              _____                 _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes               No    X
                            _____             _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                ARM HOLDINGS PLC


                                INDEX TO EXHIBITS


Item
1.            RNS Announcement dated January 30, 2003
2.            Press release dated February 5, 2003
3.            Press release dated February 17, 2003
4.            Press release dated February 18, 2003
5.            Press release dated February 18, 2003
6.            Press release dated February 19, 2003

                                   Signatures



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 25, 2003
                                                  ARM HOLDINGS PLC.


                                                  By:  /s/Tim Score
                                                  Name: Tim Score
                                                  Title: Chief Financial Officer

                                                                          Item 1
RNS Number:8326G
ARM Holdings plc
30 January 2003


ARM Holdings plc


30 January 2003

Grant of share options

As part of the annual grant of share options to the employees of ARM Holdings plc and its subsidiaries, the following executive directors of ARM Holdings plc were granted options over the Company's 0.05p ordinary shares on 30 January 2003 as follows:

Warren East                     Chief Executive Officer
914,285

Tim Score                       Chief Financial Officer
777,142

Tudor Brown                     Chief Operating Officer
731,428

Michael Muller                  Chief Technology Officer
731,428

Mike Inglis                     Executive Vice President, Marketing
731,428

These options were granted for nil consideration and are exercisable from 30 January 2006 at a price of 43.75p.

The number of share options held by each director following this grant are as follows:

Warren East                     Chief Executive Officer
1,244,500

Tim Score                       Chief Financial Officer
984,038

Tudor Brown                     Chief Operating Officer
974,585

Michael Muller                  Chief Technology Officer
967,779

Mike Inglis                     Executive Vice President, Marketing
958,569

This information is provided by RNS the company news service from the London Stock Exchange

END

                                                                          Item 2

         UNDER EMBARGO UNTIL 10AM UK TIME ON WEDNESDAY, 5 FEBRUARY 2003


                  ARM LAUNCHES AMBA COMPLIANCE PROGRAM AND AMBA
                              COMPLIANCE TESTBENCH

        Program formed to promote full AMBA SoC compliance certification


CAMBRIDGE, UK -- Feb. 5, 2003 - ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced the launch of the AMBA(TM) Compliance Program. The Program enables IP developers who have verified their IP against the standard AMBA compliance specification, through the use of an AMBA Compliance Testbench (ACT) product, to use the "AMBA Compliant" trademark and to promote their Intellectual Property (IP) as possessing the reuse benefits of AMBA compliance.

The AMBA Compliance Program serves two purposes: Ensuring the interoperability of AMBA technology-based IP and encouraging the development of AMBA Compliant third-party solutions. The benefit to the IP creator is that they can verify the AMBA interface to the block and then promote their IP as certified to the AMBA specification. The benefit to the IP user is that they can easily identify the IP that has been verified to the AMBA interface standard. By using certified IP, the IP user reduces their risk and improves their time-to-market.

"AMBA technology is rapidly becoming the interconnect architecture of choice for system-on-chip (SoC) designs used in a wide array of embedded systems and is utilized by a large number of leading semiconductor IP developers," said Tim Mace, AMBA Program manager, ARM. "Together with other adopters of the AMBA standard, we wanted to expand the interoperability of IP amongst the AMBA community to encourage IP reuse for AMBA technology-based designs."

AMBA compliance addresses the demand from organizations that have invested in AMBA technology, such as NEC Electronics and Infineon Technologies, that IP can be confidently integrated into AMBA technology-based designs.

"NEC's AMBA technology-based SoC design platforms, like SoCLite, enable the rapid and cost-effective design of AMBA technology-based systems," said Dr. Ulrich Giese, general manager, NEC Electronics (Europe), LSI & Discrete Business Unit. "The use of AMBA Compliant IP components will significantly increase confidence in system integration."

"To achieve rapid time-to-market, it is critical that our AMBA IP can be easily integrated and functions first time," said Klaus Hau, vice president and general manager Wide Area, Secure Mobile Solutions, Infineon Technologies AG. "The potential to test AMBA interfaces for AMBA compliance is a valuable addition to our verification methodologies."

IP is verified against the standard AMBA specification through the use of AMBA Compliance Testbench products that have been created to comply with the AMBA Compliance Testbench specification. The AMBA Compliance Testbench specification is available, under license from ARM.

AMBA Compliance Testbench products automate the process of IP verification against the AMBA compliance specification and reduce testbench development time by providing a simple to use modular environment. The simplified format allows fast simulation and parallel development of modules and system design by integrating efficiently into the user's development environment, thereby enabling the self-certification process that is essential to the AMBA Compliance Program.

"It is important that AMBA Compliance Testbenches available to support the widest possible variety of design flows to ensure IP developers are able to test AMBA compliance within their own chosen verification environment," added Tim Mace.

ARM has developed its own AMBA Compliance Testbench product that is now available for licensing and fully supports the compliance certification of IP and the participation of the AMBA Compliance Program.

The AMBA Compliance Testbench product from ARM supports the development of AMBA IP by providing powerful testbench components. It was developed with the support of Verisity Ltd., (Nasdaq: VRST), and is delivered in such a way that it can interface seamlessly into any verification environment.

"The ARM(R) AMBA Compliance Testbench product enables all customers developing AMBA technology-based systems and IP to ensure they are compliant to the AMBA specification by taking advantage of the unique capabilities of Verisity's technology and the e verification language," said Francine Ferguson, vice president of corporate and strategic marketing at Verisity. "We see a critical need to promote standards and enable interoperability and this collaboration with ARM sees our joint development efforts come to fruition."

Synopsys, Inc., (Nasdaq:SNPS), working together with ARM, is the first licensee to deliver an AMBA Compliance Tool. Synopsys customers can seamlessly plug DesignWare(R) ACT into existing verification environments to certify compliance of AMBA technology-based designs and IP to the AMBA specification. DesignWare ACT generates the compliance certificate and enables designers to participate in the AMBA Compliance Program using the "AMBA Compliant" trademark to differentiate and promote their IP.

"As a provider of AMBA synthesizable and verification IP, we recognize the importance of providing high quality IP that adheres to the AMBA standard," said Joachim Kunkel, vice president, Marketing, Synopsys. "The DesignWare AMBA Compliance Testbench enables users to verify their designs and IP for compliance to the AMBA specification. Written in OpenVera(TM), the DesignWare AMBA Compliance Testbench takes full advantage of the built-in Synopsys Smart Verification technology and has been implemented to be fully functional in any verification environment."

About AMBA

The AMBA specification is an established, open standard that serves as a framework for SoC designs, effectively providing the 'digital glue' that binds IP cores together. It is the backbone of ARM's design reuse strategy and has been adopted as a standard by a large part of the industry including more than 90 percent of ARM's Partners, and a large number of non-ARM IP providers. The specification has been downloaded by more than 4,000 design engineers and implemented in a great many ASIC designs.

With a wide third-party IP base and extensive EDA tool support from many of the industry's leading EDA suppliers, AMBA provides a quality solution for interface-based design of high-performance systems. Since the AMBA interface is processor and technology independent, it enhances the reusability of peripheral and system macrocells across a wide range of silicon processes.

ARM remains totally committed to developing the long-term AMBA roadmap in close consultation with its Partners. This will help to ensure that AMBA technology-based methodologies remain at the forefront of system design.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.
                                    - ends -

ARM is a registered trademark of ARM Limited. AMBA is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq:
ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          Item 3

                EDN MAGAZINE SELECTS ARM1136EJ-S CORE AS FINALIST
                      FOR 2002 INNOVATION OF THE YEAR AWARD


CAMBRIDGE, UK - Feb. 17, 2003 - ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, has announced that the recently-launched ARM1136EJ-S(TM) embedded microprocessor core has been chosen as a finalist for EDN Magazine's 13th Annual Innovation of the Year Awards in the microprocessor category.

The awards program honors innovative engineering professionals and products in the electronics industry. The EDN Innovation of the Year award recognizes unique, state-of-the-art electronics products in 13 major product categories.

The ARM1136EJ-S core is a synthesizable 32-bit embedded microprocessor core that can be implemented across a range of applications where performance and power consumption are the most critical design factors. The core represents a number of significant advances in 32-bit embedded microprocessor design and incorporates unique methodologies to increase processor throughput while capping power consumption to enable effective use in battery-powered devices.

"ARM is honored by its selection as a finalist in this year's Innovation of the Year Award competition," said John Rayfield, VP, US Marketing, ARM. "EDN's recognition of our continuing innovation and ability to deliver semiconductor technology that enables electronic devices to work faster and use less power is a powerful confirmation of ARM's leadership position in the marketplace."

EDN's editorial panel selected the finalists from nominations received throughout the year. The list of finalists will be published in the March 6, 2003, issue of EDN with complete information on all finalists' products on the EDN Access Web site (www.edn.com). Winners in each category will then be determined by votes cast exclusively on the site from March 6 to March 24, and will be announced at the annual EDN Innovation awards ceremony at the Pan Pacific Hotel in San Francisco on Tuesday, April 22, 2003.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

                                      ENDS

ARM is a registered trademark of ARM Limited. ARM1136EJ-S is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holding plc (LSE: ARM and Nasdaq:
ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM, INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

Disclaimer: Statements in this press release or otherwise attributable to the Company regarding the Company's business which are not historical facts, including those regarding growth in new business, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "will," "can," "expect," "continue," "maintain," "should," "anticipate," "progressing," "believe" and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of performance and are inherently subject to risks and uncertainties, none of which can be predicted or anticipated. Many factors could cause the Company's actual results to differ materially from those expressed in the forward-looking statements made by or on behalf of the Company including, without limitation, changes in our operating results, the effect of fluctuations in the economy, the impact of competitive products and services, the availability of qualified resources, the ability of us and our partners to develop and enhance products, and other risks detailed in the Company's Annual Report on Form 10K and other filings with the SEC.

                                                                          Item 4

     APPROVED - UNDER EMBARGO UNTIL 9AM UK TIME, TUESDAY, 18 FEBRUARY 2003


             ARM WORKS WITH CANESTA TO BRING "PROJECTION KEYBOARDS"
                      AND OTHER SIGHT-ENABLED CAPABILITIES
                        TO WIRELESS AND EMBEDDED SYSTEMS


                      Canesta joins ARM PrimeXsys Community


CAMBRIDGE, UK AND SAN JOSE, CA.- Feb. 18, 2003 - ARM, [(LSE:ARM) (Nasdaq:
ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, and Canesta, a developer of electronic perception technology, today announced at the 3GSM Congress, Cannes, France, that Canesta has joined the ARM(R) PrimeXsys(TM) Community Program. Canesta will be bringing to the Community, a technology that enables electronic devices to "see" by tracking nearby objects in three dimensions in real time.

The first application of Canesta's electronic perception technology is the company's breakthrough "projection keyboard." By integrating the three-chip chip set into a wireless device, a full size "QWERTY" keyboard and mouse will be created by projected beams of light.

One of the limitations of current wireless devices such as smart phones and PDAs is the user data input method. Keyboards take up too much physical space and handwriting recognition is not as efficient. The Integrated Canesta Keyboard solves this problem by enabling typed data to be input into the portable electronic device with previously unheard of speed and accuracy. OEMs building smart phones and PDAs using the ARM PrimeXsys Platform now have a proven and integrated alternative to conventional keyboard input.

There are significant implications of building a projection keyboard into a wireless device. By making it practical to enter large amounts of data into small, untethered devices, they become useful for "real work" such as substantive correspondence, the use of analytical tools, or tasks requiring a high degree of interactivity. For example, a mobile worker could use his wireless device to conduct significant business email correspondence while on the road and leave the laptop at home, or create substantive financial reports like sales forecasts and customer order information without going back to the office. Moreover, in a world where wireless devices are being used for data-intensive activities, wireless network usage also has the potential to dramatically increase.

The ARM PrimeXsys Platforms provide system developers with all of the hardware, software and verification IP necessary to design a system-on-chip (SoC). Canesta has ported its projection keyboard technology to the PrimeXsys Platform. Wireless device manufacturers using the ARM PrimeXsys Platform including Canesta's technology will now be able to easily and quickly integrate this new capability to their devices, offering customers an easy-to-use and familiar method for typing text in applications.

"Increasing miniaturization of devices such as mobile phones and PDAs means that efficient data entry has now become a serious design consideration," said Nazim Kareemi, president and CEO of Canesta. "Existing graffiti, screen and thumb keyboard solutions can be awkward and slow to use. Canesta's electronic perception technology offers a viable alternative by presenting the user with a familiar keyboard that can be used on any flat surface. As a member of the ARM PrimeXsys Community Program, Canesta's technology will be readily available to handset manufacturers and will help proliferate this highly effective solution."

"The PrimeXsys Community Program was formed with the intention of supporting ARM's network of Partners by offering a wealth of innovative technology solutions ported to a common development environment - thereby helping meet their design needs quickly, cost-effectively and easily," said Oliver Gunasekara, director, Wireless Segment, ARM. "With ARM as the microprocessor technology of choice in more than 85 percent of the world's mobile phones, Canesta's technology adds a key ingredient to the handset design portfolio of smart phones and PDAs by offering the benefits of a full QWERTY keyboard in a tiny physical space."

Canesta and ARM will be giving demonstrations of this technology - please visit us in: Hall 2, Stand D56 at the 3GSM Congress, Cannes, France, 2003.

http://www.3gsmworldcongress.com/?/src=emf

About Canesta

Canesta is the inventor of a revolutionary, low-cost electronic perception technology that enables ordinary electronic devices to perceive and react to nearby objects or individuals in real time.

When sight-enabled with Canesta's unique electronic perception chips and software, consumer, automotive, industrial, military, and medical products will gain functionality and ease of use not possible in an era when electronics were blind.

Canesta was founded in April 1999, and is located in San Jose, CA. The company has filed or has been granted in excess of 30 patents. Investment to date exceeds $20 million, from Carlyle Venture Partners, Apax Partners (formerly Patricof & Co Ventures, Inc.), JPMorgan Partners (formerly Chase Capital Partners), TechFund Capital, and Thales Corporate Ventures (formerly Thomson-CSF Ventures.) Canesta has over 40 employees.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.


                                      ENDS


ARM is a registered trademark of ARM Limited. PrimeXsys is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq:
ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

Canesta Keyboard and Perception Chipset are trademarks of Canesta Inc. All other trademarks and registered trademarks are those of their respective companies.

Additional background information on Canesta is available at www.roeder-johnson.com. For press or Web-quality graphics, contact Paul Michelson at paul@roeder-johnson.com.

Abigail Johnson/Paul Michelson
Roeder-Johnson for Canesta
650-802-1850
http://email.roeder-johnson.com

                                                                          Item 5

     APPROVED - UNDER EMBARGO UNTIL 9AM UK TIME, TUESDAY, 18 FEBRUARY 2003


                     ARM AND DDL BRING VOICE AUTHENTICATION
                       SECURITY TO SMART WIRELESS DEVICES

       Domain Dynamics joins ARM PrimeXsys Community, extending security offerings to global developer network

CAMBRIDGE, UK AND READING, UK - Feb. 18, 2003 - ARM, (LSE:ARM) (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, and Domain Dynamics Ltd , the UK smart voice and signal specialist, today announced at the 3GSM Congress, Cannes, France, that Domain Dynamics has joined the ARM(R) PrimeXsys(TM) Community Program, bringing valuable biometric security expertise to the global ARM developer community.

The ARM PrimeXsys Platforms provide system developers with all of the hardware, software and verification IP necessary to design a system-on-chip (SoC). The ARM PrimeXsys Community Program was launched in November 2002 to further support the growing PrimeXsys developer network. Under this program, Domain Dynamics will port its Smart Voice technology to the PrimeXsys Platform, meaning that for the first time developers using the PrimeXsys Platform will now be able to integrate low foot print, reliable, voice biometric security based on Domain Dynamics Smart Voice technology into ARM core-based microprocessors. This will enable third parties to deliver enhanced security solutions for devices such as mobile phones, PDA's and logical and physical access control systems.

`Smart phones' will in time enable their owners to carry out m-commerce transactions, secured by Domain Dynamics' voice authentication. Voice authentication adds an additional level of security to traditional PIN codes by truly validating the identity of the `user'.

At present, more than 85 percent of the world's mobile phones are powered by ARM core-based chips. With the addition of Domain Dynamics voice authentication solution to the ARM PrimeXsys Platform, wireless terminal developers will be able to bring voice-orientated security solutions to market very cost-effectively and quickly. According to the International Biometric Group, the biometric industry's leading independent integration and consulting firm, the market for biometric solutions is set to exceed $4bn by 2007.

"At the 3GSM World Congress this week, we will see a plethora of new `smart' devices which will run innovative applications and hear from companies offering a wealth of innovative mobile services, but not enough attention has been paid to the security implications," said Dr Fredrik Verkroost, CEO, Domain Dynamics . "Clearly this will become an important issue as we begin to use these devices for mobile commerce and more personalized services, which are natural magnets for fraud and other forms of personal information violation. Domain Dynamics has worked with ARM to develop biometric voice security technology optimized for ARM Powered(R) devices that substantially reduce the opportunity for fraud and security breaches."

"ARM's position in the mobile handset market, combined with our SecurCore(TM) technology expertise, has provided us with a comprehensive understanding of the issues surrounding mobile security. By partnering with Domain Dynamics, we are able to offer even greater levels of data integrity and protection for mobile users," said Dominique Lutz, Secure segment manager, ARM. " Domain Dynamics has made great strides in tackling the security issue by offering leading technology which is easy to integrate into existing and future devices, supported by the industry's leading chip architecture. While Domain Dynamics Smart Voice technology is applicable to all ARM Powered products, the PrimeXsys Platform integration will provide a demonstration in context on a 2.5G and 3G handset applications processor."

Domain Dynamics voice authentication operation is performed in less than half a second making the process practically transparent to the user. The solution does not require extra hardware features and is therefore easily integrated into SIM cards, smart cards and application processors for mobile phones and other devices requiring additional security features. ARM and Domain Dynamics have previously worked together on the implementation of a voice authentication security solution on the ARM core-based Mokard SIM from Incard. A demonstration of this solution, enabled with Domain Dynamics Smart Voice technology, will be available at the 3GSM World Congress on the ARM stand (Hall 2, D56).

To book a demo in March/April of PrimeXsys Platform-based voice authentication, contact: primexsyscommunity-info@arm.com.

About Domain Dynamics

Domain Dynamics, the Smart Voice and Signal specialist, offers solutions in the areas of wireless handheld products, access control systems, transportation systems and industrial processes, to a wide range of developers and integrators. Founded in 1990 to innovate and develop novel signal processing techniques, Domain Dynamics has built on its intellectual property with over 120 patents covering TESPAR (Time Encoded Signal Processing And Recognition) and complimentary technologies. Domain Dynamics has its headquarters in Reading, UK and offices in continental Europe and North America. More information is available at http://www.ddl.co.uk or the Marketing Department on +44 (0) 118 9023777.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

                                    - ends -

ARM and ARM Powered are registered trademarks of ARM Limited. PrimeXsys and SecurCore are trademarks of ARM. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          Item 6

         UNDER EMBARGO UNTIL 10AM UK TIME, WEDNESDAY, 19 FEBRUARY 2003

     ARM AND EMUZED BRING ENHANCED MULTIMEDIA FUNCTIONALITY TO SMART DEVICES

  Emuzed joins ARM PrimeXsys Community Program, bringing multimedia codecs and services for efficient ARM solutions

CAMBRIDGE, UK AND FREMONT, CA - Feb. 19, 2003 - ARM, [(LSE:ARM) (Nasdaq:
ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, and Emuzed, a leading provider of multimedia solutions for PCs, mobile and consumer appliances, today announced at the 3GSM Congress, Cannes, France, that Emuzed has joined the ARM(R) PrimeXsys(TM) Community Program. Emuzed technology enables rich video and audio content to be coded and decoded on a wealth of multimedia devices, from PCs to embedded systems such as mobile phones and Personal Digital Assistants (PDAs).

The ARM PrimeXsys Platforms provide system developers with all of the pre-validated hardware, software and verification IP necessary to design a system-on-chip (SoC). Emuzed is porting its H.263, MPEG-4 video, MPEG-2 Layers 1, 2 and 3 audio (MP3), AAC, AMR, WB-AMR and JPEG, JPEG2000 software codecs to the ARM PrimeXsys Platform, available through the Community Program. OEMs designing the next generation of multimedia enriched devices using the PrimeXsys Platform will now be able to easily integrate these specific codecs into end devices with the minimum of effort, thereby increasing design efficiency and reducing time-to-market.

"A growing number of mobile telephony service providers are now pushing the use of Multimedia Messaging Services, MMS, which rely on the ability of devices to encode and decode a variety of multimedia code," said Dr. Rajesh Rajagopalan, CTO, Emuzed. "Emuzed technology provides system designers with extremely efficient and compact software codecs that can be easily integrated into these systems, ultimately offering users a greatly enhanced audio and visual media experience."

"ARM cores are rapidly becoming the processor of choice in the majority of mobile and handheld devices. Incorporating Emuzed's technology into the ARM PrimeXsys Platform provides developers with a simple route for integrating the technology into their devices," added Rajesh.

"The ARM PrimeXsys Community Program gives OEM and system developers a head start by making a wide range of intellectual property available, including operating systems, 3D graphics, location services, Bluetooth protocol stacks, and flash-memory, on a standard porting platform," said Neil Robinson, US Consumer Entertainment marketing manager, ARM. "The porting of Emuzed's codecs to the PrimeXsys Platform brings the first multimedia codecs to the PrimeXsys design community and adds a critical element to the IP library available to system developers."

Availability

The PrimeXsys Platform with Emuzed codec technology will be available for demonstration from May 15, 2003. For more information, please email: primexsyscommunity-info@arm.com.

About Emuzed

Emuzed provides multimedia products, technology and services for the PC, mobile and consumer electronics industries. Emuzed's robust and efficient solutions are based on international audio and video compression standards and enable high quality audio, video, speech and image on a variety of hardware and software platforms.

Emuzed was founded in 1999 by a team of MPEG industry pioneers and experts. The company is headquartered in Fremont, California, and has additional R&D facilities in Bangalore, India. Customers include many of the world's largest PC OEMs, mobile and CE device manufacturers and chip vendors. For more information, please call +1-510-252-9637 or visit www.emuzed.com. For sales contact, please email sales@emuzed.com.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

                                      ENDS

ARM is a registered trademark of ARM Limited. PrimeXsys is a trademark of ARM. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.